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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-13023

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNA Investor Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 South Wabash Ave. Floor 42S
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martin T. Basich - Vice President (312) 822-1227
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - *if individual, state last, first, middle name*)

111 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard Spindel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of CNA Investor Services, Inc. (the Company) as of and for the year ended December 31, 2015, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



נוטריון
יהודית יוכפז
JUDITH YOCHPAZ
NOTAIRE
NOTARY

Notary Public

Howard Spindel

Chief Compliance Officer
Title

This report** contains (check all applicable boxes):

(x)		Report of independent registered public accounting firm related to the financial statements.
(x)	(a)	Facing Page.
(x)	(b)	Statement of Financial Condition.
(x)	(c)	Statement of Operations.
(x)	(d)	Statement of Cash Flows.
(x)	(e)	Statement of Changes in Stockholder's Equity.
(x)		Notes to Financial Statements.
( )	(f)	Statement of Changes in Liabilities Subordinated to the Claims of General Creditors. (Not Applicable)
(x)	(g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
(x)	(h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
(x)	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
( )	(j)	A Reconciliation, including Appropriate Explanations, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3. (Not Applicable)
( )	(k)	A Reconciliation between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation. (Not Applicable)
(x)	(l)	An Oath or Affirmation.
( )	(m)	A Copy of the SIPC Supplemental Report. (Not Required)
(x)	(n)	An Exemption Report.
(x)		Report of independent registered public accounting firm related to the Exemption Report.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17e-5(e)(3).*



נוטריון
יהודית יוכפז
JUDITH YOCHPAZ
NOTAIRE
NOTARY



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNA Investor Services, Inc.
Chicago, Illinois

We have audited the accompanying statement of financial condition of CNA Investor Services, Inc. (a wholly owned subsidiary of Continental Casualty Company, an affiliate of CNA Financial Corporation, an affiliate of Loews Corporation) (the "Company") as of December 31, 2015, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CNA Investor Services, Inc. as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 25, 2016

CNA Investor Services, Inc.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)
Statement of Financial Condition

December 31, 2015		
Assets		
Cash	$	111,409
State income taxes and fees recoverable		2,281
Prepaid expenses		8,218
Other assets		213
Total assets	$	122,121
Liabilities and stockholder's equity		
Liabilities:		
Amounts due to parent (Note 3)	$	9,015
Other liabilities		435
Total liabilities		9,450
Commitments and contingencies (Note 5)		
Stockholder's Equity:		
Common stock, no par value--100 shares authorized and outstanding at stated value		5,000
Additional paid-in capital		227,949
Accumulated deficit		(120,278)
Total stockholder's equity		112,671
Total liabilities and stockholder's equity	$	122,121

The accompanying Notes are an integral part of these Financial Statements.

CNA Investor Services, Inc.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)
Statement of Operations

Year ended December 31, 2015	
Revenues	
Commissions and fees	$ 27,479
Total revenues	27,479
Expenses	
General and administrative (Note 3)	56,590
Total expenses	56,590
Loss before income tax	(29,111)
Income tax expense (Note 4)	(1,556)
Net loss	$ (30,667)

The accompanying Notes are an integral part of these Financial Statements.

CNA Investor Services, Inc.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)
Statement of Cash Flows

Year ended December 31, 2015	
Net loss	$ (30,667)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Increase in Prepaid expenses	(2,081)
Decrease in Other receivables	319
Decrease in Other assets	908
Increase in State income taxes and fees recoverable	(150)
Increase in Amounts due to parent	1,653
Increase in Other liabilities	79
Net cash used in operating activities	(29,939)
Cash, beginning of year	141,348
Cash, end of year	$ 111,409

The accompanying Notes are an integral part of these Financial Statements.

CNA Investor Services, Inc.
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)
Statement of Changes in Stockholder's Equity

Year ended December 31, 2015	
Common stock	
Balance, beginning and end of year	$ 5,000
Additional paid-in capital	
Balance, beginning and end of year	227,949
Accumulated deficit	
Balance, beginning of year	(89,611)
Net loss	(30,667)
Balance, end of year	(120,278)
Total stockholder's equity	$ 112,671

The accompanying Notes are an integral part of these Financial Statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

CNA Investor Services, Inc. (the Company) is a broker/dealer registered under the Securities Exchange Act of 1934. The Company is a wholly owned subsidiary of Continental Casualty Company (CCC). CCC is wholly owned by The Continental Corporation (TCC). TCC is wholly owned by CNA Financial Corporation (CNA). Loews Corporation owned approximately 90% of the outstanding common stock of CNA at December 31, 2015.

During 2004, CNA sold its individual life and annuity business and sold the assets and liabilities of CNA Trust Corporation. Since the Company served as a broker/dealer for products sold in the individual life and annuity line of business as well as for CNA Trust Corporation, the related broker/dealer revenues also ceased with the sale of these entities. The Company served as the principal underwriter to Continental Assurance Company (CAC) Separate Account (B) until the Principal Underwriting Agreement was terminated effective November 1, 2011. The Company no longer introduces new customers/accounts for any related or unrelated party.

The commissions and fees currently received relate to the Company's existing customer balances with investment and insurance companies, and on the customers' incremental investments in their existing mutual fund accounts. The Company continues to serve as the principal underwriter for an external third party as part of the sale of CNA's Individual Life business.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation-The financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reported period. Actual results may differ from those estimates.

Commissions and Fees-Commissions and fees revenue related to customers' mutual fund and insurance investments transacted directly with investment companies and insurance companies are recorded when they are earned and realizable and are included in the commissions and fees line in the financial statements.

Fair Value of Financial Instruments-Cash, receivables and payables are carried at cost, which approximates fair value.

Income Taxes-The Company accounts for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities. The Company records a valuation allowance when it is more likely than not that some or all of the deferred tax assets will not be realized.

Recently Issued Accounting Standards Update (ASU)-In May of 2014, the Financial Accounting Standards Board issued ASU No. 2014-09, *Revenue from Contracts with Customers.* The updated accounting guidance requires changes to revenue recognition from contracts with customers. The updated guidance is effective for annual reporting periods beginning after December 15, 2017, including interim reporting periods within that reporting period. The Company is currently evaluating the effect the updated guidance will have on the Company's financial statements.

3. RELATED-PARTY TRANSACTIONS

The Company reimburses CCC for management services and other expenses provided to the Company and paid for on behalf of the Company. The Company and CCC agreed to a monthly fixed fee of $1,675 for such services. Included in General and administrative expenses is $20,100 for these fees, charged to the Company by CCC for the year ended December 31, 2015. Included in the Amounts due to parent as of December 31, 2015 is $5,025, for management services and other expenses, for which the Company subsequently reimbursed CCC.

Western Surety Company (Western Surety), a wholly-owned subsidiary of CCC, provides the Company with a blue sky bond that covers losses in the event the Company was to violate the blue sky laws in the state of California involving securities business. The Company pays fees annually to Western Surety for this bond. Included in the General and administrative expenses are such fees in the amount of $100 for the year ended December 31, 2015.

The Company incurs certain direct expenses, which are paid by CCC on behalf of the Company. The Company reimburses CCC for these expenses. Included in the Amounts due to parent as of December 31, 2015 is $3,990 for taxes payable and other fees, for which the Company subsequently reimbursed CCC.

The Company's results of operations and financial condition could be materially different if it entered arms-length transactions with third parties in lieu of the aforementioned related party transactions.

4. INCOME TAXES

The Company is included in the consolidated Federal income tax return of Loews Corporation, along with its indirect parent company, CNA. CNA has a policy whereby each of its member companies will pay to, or recover from, CNA the amount of Federal income taxes it would have incurred, or been entitled to recover, had the member company filed its own separate stand-alone Federal income tax return.

At December 31, 2015, the Company had no federal income taxes payable to or recoverable from CCC and a net deferred tax asset of $94,985, an increase of $10,821 for the year ended December 31, 2015. The federal net deferred tax asset relates to net operating loss carryforwards, which expire between 2024 and 2035. The Company maintained a valuation allowance for the entire amount of the federal net deferred tax asset as of December 31, 2015 and 2014, due to the uncertainty in the ability of the Company to generate sufficient future taxable income.

The income tax expense for the year ended December 31, 2015 relates to state income taxes. These taxes primarily represent minimum amounts charged by states in which the Company is qualified to do business.

At December 31, 2015, there is no unrecognized tax benefit.

The Company recognizes interest accrued (if any) related to unrecognized tax benefits in Expenses and recognizes penalties (if any) in Income tax expense on the Statement of Operations. During 2015, the Company recognized no interest and no penalties. There are no amounts accrued for interest or penalties at December 31, 2015.

5. COMMITMENTS AND CONTINGENCIES

The Company, from time to time, is subject to certain litigation matters which arise in the normal course of business. The Company's management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, cash flows or results of operations.

6. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness. In addition, the Company is subject to a limitation on aggregate indebtedness, which shall not exceed 15 to 1 of aggregate indebtedness to net capital. At December 31, 2015, the Company had net capital of $101,959 which was $96,959 in excess of its minimum required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.09 to 1.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions of its subparagraph (k)(1).

* * * * * * * *

CNA Investor Services, Inc. **Schedule g**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

Supplemental Schedule of Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 Under The Securities and Exchange Act of 1934

December 31, 2015		
Total stockholder's equity reported on the statement of financial condition	$	112,671
DEDUCTIONS AND/OR CHARGES – Nonallowable assets included in the statement of financial condition:		
Prepaid expenses		(8,218)
State income taxes and fees recoverable		(2,281)
Other assets		(213)
Total deductions and/or charges		(10,712)
NET CAPITAL	$	101,959
TOTAL AGGREGATE INDEBTEDNESS -- Total liabilities	$	9,450
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.09 to 1
MINIMUM CAPITAL REQUIRED		
(The greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
EXCESS NET CAPITAL	$	96,959

Note: There are no material differences between the computation above and computations included in CNA Investor Services, Inc. unaudited X-17A-5 Part IIA filing as of December 31, 2015 filed on January 27, 2016.

CNA Investor Services, Inc. **Schedule h**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

Computation for Determination of Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2015

The Company is exempt from the Computation for Determination of Reserve Requirements according to the provision of Rule 15c3-3(k)(1).

CNA Investor Services, Inc. **Schedule i**
(A Wholly-Owned Subsidiary of Continental Casualty Company, an Affiliate of CNA Financial Corporation and Loews Corporation)

Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
Under the Securities Exchange Act of 1934
December 31, 2015

The Company is exempt from Possession or Control Requirements of Rule 15c3-3 under the provision of Rule 15c3-3(k)(1).



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
CNA Investor Services, Inc.
Chicago, Illinois

We have reviewed management's statements, included in the accompanying exemption report, in which (1) CNA Investor Services, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended December 31, 2015 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte & Touche LLP

February 25, 2016



CNA Investor Services, Inc. 333 S. Wabash 42S Chicago IL 60604

Telephone 800-262-1036
Facsimile 312-822-4555

Exemption Report
The Securities Exchange Act of 1934
Year ended December 31, 2015

CNA Investor Services, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(1):

> Section (k)(1) of the Rule provides exemption from the Rule to broker-dealers dealing solely in mutual funds or variable annuities/variable life, provided that: 1) all transactions are limited solely to agency trades of redeemable securities (mutual funds, variable annuities or variable life) and 2) all funds and securities are promptly delivered in connection with brokerage activities and no customer funds are held.

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(1) for the year ended December 31, 2015 without exception.

CNA Investor Services, Inc.

I, Howard Spindel, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By: ______________________

Title: Chief Compliance Officer

Date: 2/29/16

CNA INVESTOR SERVICES, INC.
(SEC I.D. No. 8-13023)

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULES AS OF AND FOR THE
YEAR ENDED DECEMBER 31, 2015 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT
AND REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM THEREON.

* * * * * * * * * * * *

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.